FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of May 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                 No X
                         ---                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

REPORT NO. 1:

CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS AS OF MARCH 31, 2005:

CEZ Group Net Income Amounts to CZK 7 billion.

In accordance with International Financial Reporting Standards (IFRS), CEZ Group generated net income exceeding CZK 7 billion, in comparison to the CZK 5.7 billion generated in the same period last year.

Such income growth resulted from very good operation results due to increasing power sales with lower cost growth rate.

Operating revenues increased by 17.5% to CZK 32.5 billion; operating expenses increased at a lower growth rate by 14.3% to CZK 22.2 billion. Operating income amounted to CZK 10.3 billion and grew by 25 percent on a year-on-year basis.

As of March 31, 2005, CEZ Group consisted of 35 consolidated companies, including three newly acquired Bulgarian energy distributors.

GROUP CEZ
Consolidated Income Statement in accordance with IFRS:
(in CZK Millions)


------------------------------------------------------------------------------------------------------
                                                              2003    1-3/2004        2004    1-3/2005
------------------------------------------------------------------------------------------------------

Revenues                                                    84 816      27 668     100 165      32 509
  Sales of electricity                                      79 548      25 538      92 748      30 890
  Heat sales and other revenues                              5 268       2 130       7 417       1 619

Operating expenses                                          71 812      19 387      81 010      22 160
  Fuel                                                      14 307       3 823      14 370       3 590
  Purchased power and related services                      21 100       7 380      26 511       9 780
  Repairs and maintenance                                    4 226         641       4 420         491
  Depreciation and amortization                             16 961       4 575      18 384       4 777
  Salaries and wages                                         7 994       1 984       9 644       2 186
  Materials and supplies                                     3 670         727       3 769         658
  Other operating expenses                                   3 554         257       3 912         678

Income before other expense/income and                      13 004       8 281      19 155      10 349
income taxes

Other expenses/income                                        2 267         929       1 227         991
  Interest on debt, net of capitalized interest              1 714         430       1 864         464
  Interest on nuclear provisions                             1 680         493       1 965         514
  Interest income                                             -319         -39        -329         -77
  Foreign exchange rate losses/gains, net                   -1 915         584      -1 766          -2
  Gain(-)/Loss on sale of subsidiary/associate                                                     187
  Other expenses/income, net                                 2 170        -103         227         147
  Income from associates                                    -1 063        -436        -734        -242

Income before income taxes                                  10 737       7 352      17 928       9 358

Income taxes                                                 1 349       1 688       3 845       2 327

Net income                                                   9 388       5 664      14 083       7 031

Net income attributable to:
  Equity holders of the parent                               8 869       5 254      13 059       6 755
  Minority interests                                           519         410       1 024         276
------------------------------------------------------------------------------------------------------

Note of February 21, 2005:

In accordance with IFRIC 1, an amendment to IAS37 was retroactively reflected in figures for the year 2003, i.e. as of December 31, 2003. The amendment relates to the impact of changes in the assessment pertaining to nuclear reserves being recognized differently. It is newly recognized as the adjusted cost price of the respective asset (Plant in service). Therefore, other operating costs have decreased by CZK 3 428 million in comparison to the figures originally disclosed. Concurrently, deferred income tax was reassessed.

In addition, depreciation costs with respect to the increase in cost price have been recognized in accordance with the final version of IFRIC 1. To increase the informative value of the Income Statement, creation and release of provisions to financial investments (Account No. 579, or 679 respectively) have been tranferred with respect to all periods from the line entitled 'Other operating expenses' to the line entitled 'Other expenses (income), net'.

Note of  May 24, 2005:

In connection with the amendment of IAS 27: Consolidated and Separate Financial Statements, as of January 1, 2005, minority interests are accounted for in a different way (as compared to the previous practice). In the Income Statement, minority interests are recognized as part of Net income, subseqeuntly broken down to equity holders of the parent and minority interests.

In the Balance Sheet, minority interests are recognized as part of Equity. In the Statement of Changes in Equity, a new minority interest column has been added. For the figures to be comparable, the data for previous years has been presented in the same way.


GROUP CEZ
Consolidated Balance Sheet in accordance with IFRS:
(in CZK Millions)

-----------------------------------------------------------------------------------------------------
                                                                 As of         As of         As of
                                                                31.12.03      31.12.04      31.3.05
-----------------------------------------------------------------------------------------------------

Assets                                                            278 223       280 815       291 096

Fixed assets                                                      258 522       258 082       260 442

  Plant in service                                                366 594       374 731       387 744
  Less accumulated provision for depreciation                     149 776       165 878       170 070
  Net plant in service                                            216 818       208 853       217 674
  Nuclear fuel, at amortized cost                                   9 574         7 956         7 953
  Construction work in progress                                    10 204        10 626        11 171
  Investment in associates                                         10 999         7 474         6 989
  Investments and other financial assets, net                       8 642        19 690        11 056
  Intangible assets, net                                            1 997         3 294         5 444
  Deferred tax assets                                                 288           189           155

Current assets                                                     19 701        22 733        30 654

  Cash and cash equivalents                                         4 014         7 545        10 053
  Receivables, net                                                  7 064         8 904        11 088
  Income tax receivable                                               103            26           940
  Materials and supplies, net                                       3 242         3 184         3 864
  Fossil fuel stock                                                   979           739           697
  Other current assets                                              4 299         2 335         4 012

Equity and liabilities                                            278 223       280 815       291 096

Equity                                                            160 517       168 971       177 780

  Equity attributable to equity holders of the parent             152 624       163 689       169 944
    Stated capital                                                 59 152        59 218        58 870
    Retained earnings and other reserves                           93 472       104 471       111 074
  Minority interests                                                7 893         5 282         7 836

Long-term liabilities                                              64 335        72 823        72 837

  Long-term debt, net of current portion                           30 965        38 190        37 727
  Accumulated provision for nuclear
  decommissioning and fuel storage                                 28 164        29 441        29 531
  Other long-term liabilities                                       5 206         5 192         5 579

Deferred taxes liability                                           15 863        16 008        19 445

Current liabilities                                                37 508        23 013        21 034

  Short-term loans                                                  2 320           240           478
  Current portion of long-term debt                                 5 691         3 439         2 000
  Trade and other payables                                         20 579        12 409        10 577
  Income tax payable                                                3 203         1 021           410
  Accrued liabilities                                               5 715         5 904         7 569
-----------------------------------------------------------------------------------------------------

Note of February 21, 2005: In accordance with IFRIC 1, an amendment to IAS37 was retroactively reflected in the figures as of December 31, 2003. The amendment consists deals with the impact of changes in the assessment pertaining to nuclear reserves being recognized differently. It is newly recognized as the adjusted cost price of the respective asset (Plant in service - increase by CZK 3 429 million in comparison to figures originally discloses). In addition, depreciation costs with respect to the increase in cost price (and accumulated provisions arising therefrom) have been recognized in accordance with the final version of IFRIC 1. Concurrently, deferred income tax was reassessed. The change influenced the Retained earnings and other reserves.
Note of April 5, 2005: As of December 31, 2003, the "long-term portion" of contributions to connection (Regional Energy Distributors) has been additionally transferred from the line entitled 'Accrued liabilities' to the line entitled 'Other long-term liabilities'.
Note of May 24, 2005: See the Note to the Income statement (change in the method of recognition pertaining to minority interests).

GROUP CEZ
Consolidated Cash Flow Statement in accordance with IFRS:
(in CZK Millions)

                                                                  1-        1-         1-         1-
                                                               12/2003    3/2004    12/2004     3/2005
                                                              ----------------------------------------
OPERATING ACTIVITIES:
Income before income taxes                                      10 737     7 352     17 928      9 358
Adjustments to reconcile income before income
taxes to net cash provided by operating activities:
  Depreciation and amortization and asset write-offs            16 969     4 575     18 522      4 777
  Amortization of nuclear fuel                                   3 484       838      3 391        906
  (Gain)/Loss in fixed assets retirements                         -384       -61     -1 137         31
  Foreign exchange rate loss (gain)                             -1 915       584     -1 766         -2
  Interest expense, interest income and dividends                1 054       391      1 308        386
  income, net
  Provision for nuclear decommissioning and fuel                   228       120        538         39
  storage
  Provisions for doubtful accounts, environmental                1 602      -596     -1 251        239
  claims and other adjustments
  Income from associates                                        -1 063      -436       -734       -242
  Changes in assets and liabilities:                             5 790    -3 170      3 594     -6 101
    Receivables                                                  1 137     1 365      2 387     -1 703
    Materials and supplies                                        -152       -52        285       -398
    Fossil fuel stocks                                            -343       236        240         42
    Other current assets                                         1 903    -1 139      1 997     -1 656
    Trade and other payables                                     2 142    -4 515     -1 836     -2 600
    Accrued liabilities                                          1 103       935        521        214
Cash generated from operations                                  36 502     9 597     40 393      9 391
  Income taxes paid                                                -44      -506     -6 425     -1 729
  Interest paid, net of interest capitalized                    -1 601      -546     -1 478       -469
  Interest received                                                316        46        327         76
  Dividends received                                               587                1 322          1
Net cash provided by operating activities                       35 760     8 591     34 139      7 270

INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash                       -28 374       249    -18 166     -1 287
Proceeds from disposal of a subsidiary, net of cash
Additions to property, plant and equipment and other           -23 942    -2 504    -15 783     -2 746
non-current assets
Proceeds from sales of fixed assets                              9 585       135      4 760      1 010
Change in decommissioning and other restricted funds
Total cash used in investing activities                        -30 930    -2 177    -29 632     -2 169

FINANCING ACTIVITIES:
Proceeds from borrowings                                        31 284     1 664     15 004        279
Payments of borrowings                                         -33 736    -4 447    -10 419     -2 484
Proceeds from other long-term liabilities                          131        48         96         37
Payments of other long-term liabilities                            -66       -36       -373        -20
Dividends paid to Company's shareholders                        -2 640        19     -4 724         31
Dividends paid to minority interests                              -227                 -117          1
Acquisition/sale of treasury shares                                106        74       -156       -426
Total cash provided by (used in) financing activities           -5 148    -2 678       -689     -2 582

Net effect of currency translation in cash                         -59        44       -287        -11

Net increase/decrease in cash and cash                            -377     3 780      3 531      2 508
equivalents

Cash and cash equivalents at beginning of period                 4 225     4 014      4 014      7 545

Effect of change in group structure on opening balance of cash and cash equivalents

Cash and cash equivalents at beginning of                        4 391     4 014      4 014      7 545
period, as restated
Cash and cash equivalents at end of period                       4 014     7 794      7 545     10 053

Supplementary cash flow information
Total cash paid for interest                                     2 538       664      2 029        558

GROUP CEZ
Consolidated Statement of Changes in Equity in accordance with IFRS:
(in CZK Millions)

--------------------------------------------------------------------------------------------------------------------------------
                                                             Attributable to Equity Holders of the Parent
--------------------------------------------------------------------------------------------------------------------------------
                                          Stated    Translation    Fair Value    Retained       Total     Minority      Total
                                         Capital    Differences     and Other    Earnings                Interests      Equity
                                                                    Reserves
--------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                         59 152              1           -81      93 552     152 624       7 893        160 517
Net Income for period 1-3/2004                                                      5 254       5 254         410          5 664
Effect of acquisition of SKODA                                                        404         404                        404
PRAHA on equity
Sale of treasury shares                       69                                        4          73                         73
Share on equity movements of                                                           11          11                         11
associates
Change in minority due to                                                                                     224            224
acquisitions
Other movements                                               1                        -2          -1                         -1
March 31, 2004                            59 221              2           -81      99 223     158 365       8 527        166 892
--------------------------------------------------------------------------------------------------------------------------------
December 31, 2004                         59 218             -2            35     104 438     163 689       5 282        168 971
Net Income for period 1-3/2005                                                      6 755       6 755         276          7 031
Acquisition of treasury shares              -679                                                 -679                       -679
Sale of treasury shares                      331                                      -78         253                        253
Change in fair value of                                                     1                       1                          1
available-for-sale financial
assets recognized in equity
Change in fair value of cash                                              -26                     -26                        -26
flow hedges recognized in
equity
Effect of acquisition of SKODA                                                        112         112                        112
PRAHA on equity
Share on equity movements of                                                           -6          -6                         -6
associates
Change in minority due to                                                                                   2 343          2 343
acquisitions
Other movements                                            -150                        -5        -155         -65           -220
March 31, 2005                            58 870           -152            10     111 216     169 944       7 836        177 780
--------------------------------------------------------------------------------------------------------------------------------


CEZ Group Consolidation Structure
As of March 31, 2005

-------------------------------------------------------------------------------------------------------------------------
                             Business Name                            Company Id.    Registered Office
                                                                          No.
-------------------------------------------------------------------------------------------------------------------------
                     Parent company:
       1             CEZ, a. s.                                        45274649      Praha 4

                     Subsidiaries:
       2             CEZ Finance B.V.                                     -          Nizozemi, Amsterdam
       3             CEZ Distribuce, a. s.                             27232425      Praha 2
       4             CEZ Logistika, s.r.o.                             26840065      Ostrava-Moravska Ostrava
       5             CEZ Prodej, s.r.o.                                27232433      Praha 2
       6             CEZ Sprava majetku, s.r.o.                        26206803      Praha 4
       7             CEZ Zakaznicke sluzby, s.r.o.                     26376547      Plzen
       8             CEZData, s.r.o.                                   27151417      Plzen
       9             CEZnet, a.s.                                      26470411      Praha 2
      10             Elektrorazpredelenie Pleven EAD                      -          Bulharsko, Pleven
      11             Elektrorazpredelenie Sofia Oblast EAD                -          Bulharsko, Sofia
      12             Elektrorazpredelenie Stolichno EAD                   -          Bulharsko, Sofia
      13 ZCE         EN-DATA a.s.                                      62621084      Plzen
      14             Energeticke opravny, a.s.                         25040707      Kadan
      15 SME         Energetika Vitkovice, a.s.                        25854712      Ostrava-Vitkovice
      16 SME         ePRIM, a.s.                                       25889567      Ostrava-Moravska Ostrava
      17             HYDROCEZ,a.s.                                     63079852      Praha 1
      18             I & C Energo a.s.                                 49433431      Trebic
      19 SME         MSEM, a.s.                                        64610080      Frydek-Mistek
      20             rpg Energiehandel GmbH                               -          Nemecko, Mnichov
      21             Severoceska energetika, a.s.                      49903179      Decin
      22             Severomoravska energetika, a. s.                  47675691      Ostrava
      23 STE         STE - obchodni sluzby spol s r.o.                 49826182      Praha 2
      24             Stredoceska  energeticka a.s.                     60193140      Praha 2
      25             SKODA PRAHA a.s.                                  00128201      Praha 6
      26 SME         Union Leasing, a.s.                               60792710      Ostrava
      27             Ustav jaderneho vyzkumu Rez a.s.                  46356088      Husinec-Rez
      28 VCE         VCE - elektrarny, s.r.o.                          25938924      Hradec Kralove
      29 VCE         VCE - montaze, a.s.                               25938746      Pardubice
      30             Vychodoceska energetika, a.s.                     60108720      Hradec Kralove
      31             Zapadoceska energetika, a.s.                      49790463      Plzen

                     Affiliates:
      32             Coal Energy, a.s.                                 26485079      Praha 1
      33             KNAUF POCERADY, spol. s r.o.                      47780690      Pocerady
      34             KOTOUC STRAMBERK, spol. s r.o.                    47972165      Stramberk
      35             LOMY MORINA spol. s r.o.                          61465569      Morina
      36 ZCE         Plzenska energetika a.s.                          25240668      Plzen
      37             Severoceske doly a.s.                             49901982      Chomutov
-------------------------------------------------------------------------------------------------------------------------

Consolidation Methods

Parent company and subsidiaries:                                       Full consolidation
Affiliates:                                                            Equity method


REPORT NO. 2

CEZ REDEVELOPS POWER PLANTS IN TUSIMICE AND PRUNEROV; INTENDS TO BUILD NEW PLANTS IN LEDVICE AND POCERADY

For the first three projects, CEZ has secured coal supplies from Severoceske doly.

The energy corporation, CEZ, is going to perform a complete overhaul of its coal-based power plants in Tusimice and Prunerov. Ledvice and Pocerady, where power plants are already located, have been identified as target locations for further new plants. For the first three projects, CEZ has secured coal supplies from Severoceske doly. Any day now, an amendment to the coal supply contract from 1997 will be concluded. This amendment newly specifies such parameters as the quality of fuel or the life of the contract, which is now until 2052. The amendment does not modify the originally agreed supply quantities, though the delivery of these quantities has been rescheduled so as to cover the entire term of estimated operation of said power plants. The contract volume is around CZK 150 billion.

Most existing CEZ power plants date from the end of the sixties and the beginning of the seventies of last century. Ten years ago, they were desulfurized and subjected to modernization measures that extended their expected useful life by 10 - 15 years. In other words, the operation of most of these plants will come to an end after 2010. The redevelopment of specific plants depends on sufficient coal supply for its entire expected useful life. "In the case of wholly new power plants, we require coal for another 40 years from launching operation of the plant. In the case of redevelopment and installation of new technology, we calculate a term of operation of 25 years," explains Jiri Borovec, Head of Production at CEZ. "Given the limited coal resources, the coal-based power plants cannot be redeveloped in the current scope. Whereas now, our coal plants have a capacity in excess of 6,000 MW, the projects that are in the works are designed for a capacity of around 3,000 MW. Over a period of about twenty years, the volume of electricity produced in coal-based power plants will thus gradually decline by about one half," adds Borovec.

For this very reason - for securing the coal supply for its redeveloped and new power plants - CEZ has initiated talks with all coal-mining companies. The deal with Severoceske doly is already settled, owing to the fact that a long-term contract has been existing between CEZ and Severoceske doly since 1997. In this case, only an amendment had to be negotiated to prolong the life of the agreement from 2030 until 2052. The contract amendment also specifies the quality of fuel, which is an important parameter for the right choice of new technology for installation in the future power plant. While the coal supply contract has been prolonged by more than 20 years, the total volume of fuel delivered has remained the same. However, by rescheduling the original contract over a longer period of time, CEZ has secured fuel for the entire life of its three future coal power plants. "We are now ready to begin the redevelopment. It is high time, given the scheduling requirements of preparation and construction works. This is why we are glad we came to an agreement with Severoceske doly regarding the coal supply. This translates into material security for both parties, for their staff, and for their suppliers. Both companies have thus been enabled to make optimal investments into equipment, which generates economies on both sides," says Martin Roman, CEO and Chairman of the Board of CEZ.

Both the wholly new and the redeveloped plants will be fitted with modern kettle units that feature a higher efficiency than at the existing plants. Owing to this and other measures, the ecological parameters of the new power plants will be markedly improved. They further reduce all types of emissions, even in comparison to the current state of affairs that is already in full compliance with all of the strict European standards.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         CEZ, a. s.

                                                 -------------------------------
                                                        (Registrant)

Date:  May 31, 2005

                                                By: /s/ Libuse Latalova
                                                  ------------------------------
                                                        Libuse Latalova
                                                Head of Finance Administration